File No. 70-____

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                            Form U-1
               ___________________________________

                     APPLICATION-DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
               ___________________________________

                 Arkansas Power & Light Company
                  425 West Capitol, 40th Floor
                   Little Rock, Arkansas 72201

       (Name of company filing this statement and address
                 of principal executive offices)
               ___________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
               ___________________________________


  R. Drake Keith                         William J. Regan, Jr.
  President                              Vice President and
  Arkansas Power & Light Company           Treasurer
  425 West Capitol, 40th Floor           Entergy Services, Inc.
  Little Rock, Arkansas 72201            P.O. Box 61000
                                         New Orleans, LA 70161


           (Names and addresses of agents for service)
               ___________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:


   Laurence M. Hamric, Esq.      Thomas J. Igoe, Jr., Esq.
   Denise C. Redmann, Esq.       Kevin Stacey, Esq.
   Entergy Services, Inc.        Reid & Priest LLP
   639 Loyola Avenue             40 West 57th Street
   New Orleans, LA 70113         New York, NY  10019

Item 1.  Description of Proposed Transactions


     Section A.  Overview

     Arkansas Power & Light Company, an Arkansas corporation ("Company"), and a subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended, ("Holding Company Act"), proposes, from time to time through December 31, 2000, to issue and sell through one or more special purpose subsidiaries of the Company, one or more series of preferred securities of such subsidiary having a stated per share liquidation preference ("Entity Interests"), in an aggregate principal amount not to exceed $200 million (the issuance of the Entity Interests to include the issuance of one or more series of the Company's junior subordinated debentures to said special purpose subsidiary(ies), each series in an amount not to exceed the amount of the respective series of Entity Interests plus an equity contribution). These proposed transactions are discussed in detail below.

     Section B.  Issuance and Sale of Entity Interests

     1. The Company proposes to organize either a special purpose limited partnership or a statutory business trust (the "Issuing Entity") for the sole purpose of issuing the Entity Interests. In the case of a limited partnership, the Company would either (a) act as the general partner of the Issuing Entity or (b) organize a special purpose, wholly-owned corporation for the sole purpose of acting as the general partner of the Issuing Entity (the "Participating Subsidiary"). In the case of a business trust, the business and affairs of the trust would be conducted by one or more trustees (individually and collectively, the "Trustee"). Prior to a default, the Company will, as a result of its ownership of all voting interests in the Issuing Entity, be entitled to appoint, remove or replace the Trustee.

     2. The Company will directly or indirectly make an equity contribution to the Issuing Entity at the time the Entity Interests are issued and thereby directly or indirectly acquire all of the general partnership interest (in the case of a limited partnership) or all of the voting interests (in the case of a business trust) in such Issuing Entity. The Company's equity contribution to the Issuing Entity will at all times constitute at least 3% of the aggregate equity contributions by all securityholders to such Issuing Entity.

     3. The holders of the Entity Interests will be either (a) the limited partners (in the case of a limited partnership) or
     (b) the holders of preferred interests (in the case of a business trust) of the Issuing Entity.

     4. The Company will issue, from time to time in one or more series, Subordinated Debentures (the "Entity Subordinated Debentures") to the Issuing Entity. The Issuing Entity will use the proceeds from the sale of its Entity Interests, plus the equity contributions made to it by the Company to purchase the Entity Subordinated Debentures. The Entity Subordinated Debentures will be issued by the Company pursuant to a Subordinated Debenture Indenture (the "Entity Subordinated Debenture Indenture"). Reference is made to Exhibits A-1 and A-2 hereto, respectively, for forms of the Entity Subordinated Debenture Indenture and the Entity Subordinated Debenture.

     5. Each series of Entity Subordinated Debentures will mature at such time, not more than fifty years from their date of issuance, as the Company may determine at the time of issuance. The Entity Subordinated Debenture Indenture may permit the Entity Subordinated Debentures to be issued with an initial and optional additional terms which together do not exceed fifty years from the date of issuance. For example, the Entity Subordinated Debentures may have an initial term of thirty years with the Company having the right to extend the maturity for up to an additional nineteen years. Prior to maturity, the Company will pay interest only on the Entity Subordinated Debentures at either a fixed or adjustable rate as set forth in the Entity Subordinated Debenture Indenture. The distribution rates, payment dates, redemption, maturity, and other terms applicable to each series of Entity Interests will be substantially identical to the interest rates, payment dates, redemption, maturity, and other terms applicable to the Entity Subordinated Debentures relating thereto, and will be determined by the Company at the time of issuance. The interest paid by the Company on the Entity Subordinated Debentures will constitute the only source of income for the Issuing Entity and will be used by the Issuing Entity to pay monthly or quarterly (as determined at the time of the sale of each series) distributions on the Entity Interests.

     6. The Company may also enter into a guaranty (the "Guaranty") pursuant to which it will unconditionally guarantee
     (i) payment of distributions on the Entity Interests, if and to the extent the Issuing Entity has funds legally available therefor, (ii) payments to the holders of Entity Interests of certain amounts due upon liquidation of the Issuing Entity or redemption of the Entity Interests, and (iii) certain additional "gross up" amounts that may be payable in respect of the Entity Interests, as described in paragraph 12 below. A form of the Guaranty will be filed by Certificate pursuant to Rule 24 as Exhibit A-6, unless the Company has decided not to provide the guaranties described in this paragraph.

     7. The Company's Entity Subordinated Debentures issued under the Subordinated Debenture Indenture and the Guaranty (if issued) will be expressly subordinated to Senior Indebtedness, as defined therein or pursuant thereto, and may also provide that payment of interest on such Entity Subordinated Debentures may be deferred for specified periods, without creating a default with respect thereto, so long as no dividends are being paid on, or certain actions are being taken with respect to the retirement of, the common or preferred stock of the Company during such period of deferral.

     8. Distributions on the Entity Interests will be paid monthly, quarterly or as determined at the time of sale of each series, will be cumulative, and will be mandatory to the extent that the Issuing Entity has legally available funds sufficient for such purposes. The availability of funds will depend entirely upon the Issuing Entity's receipt of the amounts due under the Entity Subordinated Debentures. The Issuing Entity will have the right to defer distributions on the Entity Interests for a specified period, but only if and to the extent that the Company defers the interest payments on the Entity Subordinated Debentures as described in paragraph 5 above. If distributions on the Entity Interests (including all previously deferred distributions, if any) are deferred for eighteen consecutive months, then the holders of Entity Interests may have the right to appoint a special representative to enforce the Issuing Entity's rights under the Entity Subordinated Debentures and Guaranty (if issued), including the right to accelerate the maturity of the Entity Subordinated Debentures.

     9. It is anticipated that interest payments by the Company on the Entity Subordinated Debentures will be deductible by it for federal and state income tax purposes and that the Issuing Entity will be treated as either a partnership or a trust, as the case may be, for federal income tax purposes. Consequently, the holders of Entity Interests will be deemed to have received interest income rather than dividends, and will not be entitled to any "dividends received deduction" under the Internal Revenue Code.

     10. One or more series of Entity Interests and Entity Subordinated Debentures may include provisions for the mandatory retirement of some or all of such series prior to maturity. The Entity Interests will be subject to redemption, in whole or in part, on and after a specified date (the "Earliest Redemption Date") at the option of the Issuing Entity, with the consent of the Company, at a price equal to their stated liquidation preference plus any accrued and unpaid distributions (the "Redemption Price"). The Earliest Redemption Date will be determined based upon, among other factors, market conditions at the time of issuance but will be not later than five years after the date of issuance. The Entity Subordinated Debenture Indenture and the Entity Agreement (as defined in paragraph 14 below) may set forth additional provisions governing the optional redemption of the Entity Interests. It is expected that the Issuing Entity will have the option, with the consent of the Company, to redeem the Entity Interests at the Redemption Price upon the occurrence of specified adverse tax events (each a "Tax Event"). Examples of possible Tax Events are (a) the Issuing Entity becoming subject to federal income tax with respect to interest received on the Entity Subordinated Debentures or otherwise not being treated as a partnership or a trust, as the case may be, for federal income tax purposes, (b) interest payments by the Company on the Entity Subordinated Debentures being determined not to be deductible for federal income tax purposes, or (c) the Issuing Entity becoming subject to more than a minimal amount of other taxes, duties or other governmental impositions. The Entity Subordinated Debenture Indenture and the Entity Agreement (referred to in paragraph 14 below) may also provide that the Entity Interests are subject to optional or mandatory redemption upon the occurrence of specified adverse regulatory events (each, a "Regulatory Event"). An example of a possible Regulatory Event is the Issuing Entity becoming subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended.

     11. The Company may also reserve the right upon the occurrence of a Tax Event or a Regulatory Event, to exchange the Entity Subordinated Debentures for the Entity Interests or otherwise to distribute the Entity Subordinated Debentures to the holders of Entity Interests, whereupon the Entity Interests would be canceled.

     12. If, as a result of (a) the Entity Subordinated Debentures not being treated as indebtedness for federal income tax purposes, or (b) the Issuing Entity not being treated as either a partnership or a trust, as the case may be, for federal income tax purposes, the Issuing Entity is required under applicable tax laws to withhold or deduct from payments on the Entity Interests amounts that otherwise would not be required to be withheld or deducted, the Issuing Entity may also have the obligation, if the Entity Interests are not redeemed (as discussed in paragraph 10 above) or exchanged (as discussed in paragraph 11 above), to increase or "gross up" such payments so that the holders of Entity Interests will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required.

     13. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuing Entity, holders of Entity Interests will be entitled to receive, out of the assets of the Issuing Entity available for distribution to the limited partners (in the case of a limited partnership) or the preferred securityholders (in the case of a business trust), before any distribution of assets to the general partner (in the case of a limited partnership) or the Company (in the case of a business trust), an amount equal to the stated liquidation preference of the Entity Interests plus any accrued and unpaid distributions.

     14. Under either the Amended and Restated Agreement of Limited Partnership or Declaration of Trust, as the case may be, that shall govern the activities of the Issuing Entity upon the issuance of the Entity Interests (the "Entity Agreement"), the activities of the Issuing Entity will be limited solely to (i) the issuance and sale of Entity Interests, (ii) the use of the proceeds thereof and the equity contributions by the Company to purchase the Entity Subordinated Debentures, (iii) the receipt of interest on the Entity Subordinated Debentures, and (iv) the payment of distributions on the Entity Interests. Reference is made to Exhibit A-3 for a form of the Entity Agreement.

     15. The Entity Agreement will further state that either the general partner (in the case of a limited partnership) or the Trustee (in the case of a business trust), shall manage and control the Issuing Entity's business and affairs and be responsible for all liabilities and obligations of the Issuing Entity; and that the general partnership interest (in the case of a limited partnership) or the voting interests (in the case of a business trust) shall not be transferable except for a transfer made (a) with the consent of all other partners (in the case of a limited partnership) or securityholders (in the case of a business trust), (b) to a direct or indirect wholly-owned subsidiary, or (c) in the event of merger, subject to certain conditions.

     16. Because the Entity Interests will be supported by the Company's Entity Subordinated Debentures and Guaranty (if issued), and the distributions to holders of Entity Interests will be paid out of the interest payments on such Entity Subordinated Debentures or pursuant to such Guaranty (if issued), the Entity Agreement will not include any interest or distribution coverage or capitalization ratio restrictions on the ability to issue and sell additional Entity Interests. Such restrictions would not be necessary, and the capital structure of the Issuing Entity would not be relevant, because the interest payments of the Company on the Entity Subordinated Debentures will be sufficient to service fully the distributions on Entity Interests. For this reason, financial statements for the Issuing Entity are not included with this Application-Declaration.

     17. Each series of Entity Interests and any corresponding series of Entity Subordinated Debentures will be sold at such price and will be entitled to receive such distributions or interest payments on such periodic basis as shall have been determined at the time of sale. No series of Entity Interests or corresponding series of Entity Subordinated Debentures will be sold if the fixed distribution or interest rate or initial adjustable distribution or interest rate thereon would exceed the lower of 15% per annum or market rates generally obtainable at the time of pricing for sales of limited partnership or business trust interests having a reasonably equivalent maturity, issued by subsidiaries of companies of reasonably comparable credit quality and having reasonably similar terms, conditions and features. The initial distribution rate for Entity Interests of such series having an adjustable distribution will be determined in negotiations between the Company and the purchasers of such series and be based on then current market rates for comparable subsidiary securities. Thereafter, the distribution rate on such Entity Interests would be adjusted according to a pre-established formula or method of determination ("Floating Rate Entity Interests") or would be that rate which, at the time of remarketing, would be sufficient to remarket the Entity Interests of such series at their principal amount ("Remarketed Entity Interests").

     18. The dividend or interest rate for Floating Rate Entity Interests after the initial distribution rate period will be set as a percentage of, or as a specified spread from, a benchmark rate, such as the London Interbank Offering Rate or the Treasury Rate, or may be established by reference to orders received in an auction procedure, and will not exceed a specified maximum rate no greater than 15% per annum. Such distribution rate may be adjusted at established intervals or may be adjusted simultaneously with changes in the benchmark rate.

     19. The distribution rate for Remarketed Entity Interests after the initial dividend or interest rate period will not be greater than rates generally obtainable at the time of remarketing of limited partnership or business trust interests, as the case may be, having the same or reasonably equivalent maturity, issued by subsidiaries of companies of reasonably comparable credit quality and having reasonably comparable terms, and will not exceed a specified maximum rate greater than 15% per annum.

     20. The Entity Agreement would provide that holders of Entity Interests would have the right to tender, or could be required to tender, their Entity Interests and have them purchased at a price equal to the principal amount thereof plus accrued and unpaid distributions thereon, on dates specified in, or established in accordance with, the Entity Agreement. A Tender Agent may be appointed to facilitate the tender of Entity Interests by holders. Any holder of Entity Interests wishing to have the same purchased may be required to deliver such Entity Interests during a specified period of time preceding such purchase date to the Tender Agent, if one shall be appointed, or to the Remarketing Agent appointed to reoffer such tendered Entity Interests for sale.

     21. The Company would be obligated to pay amounts equal to the amounts to be paid to the Remarketing Agent or the Tender Agent pursuant to the Entity Agreement for the purchase of Entity Interests so tendered (on the dates such payments by the Remarketing Agent or the Tender Agent are to be made), reduced by the amount of any other moneys available therefor, including the proceeds of the sale of such tendered Entity Interests by the Remarketing Agent. Upon the delivery of such Entity Interests by holders to the Remarketing Agent or the Tender Agent for purchase, the Remarketing Agent would use its best efforts to sell such Entity Interests at a price equal to the liquidation amount of such Entity Interests.

     22. The price, exclusive of accrued distributions, to be paid to the Issuing Entity for each such series of Entity Interests to be sold at competitive bidding will be within a range (to be specified by the Company to prospective purchasers) from 95% to 105% of the liquidation amount of such series of Entity Interests.

     23. The Company anticipates that the issuance and sale of each series of Entity Interests will be by means of competitive bidding, or negotiated public offering or private placement with institutional investors in order to secure the advantages of an advanced marketing effort and/or the best available terms.

     24. Reference is made to Exhibit B-1 for information with respect to, among other things, the procedures to be followed in connection with the issuance and sale of Entity Interests.

     25. The Company proposes to use the net proceeds derived from the issuance and sale of Entity Interests for general corporate purposes, including, but not limited to, the conduct of its business as an electric utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition, or refunding of certain outstanding securities prior to their stated maturity or due date. The Company's request for authorization for such sales is in part to provide the flexibility to permit a quick response to changing market conditions if it becomes beneficial for the Company to refinance, refund, or otherwise acquire outstanding high cost securities.

     Section C.  Other

     26. The proceeds to be received from the issuance and sale of the Entity Interests will not be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Holding Company Act. If the proceeds of such sales are used to refund outstanding securities, any savings derived from the refunding transaction will not be used to acquire or otherwise invest in an EWG or FUCO. Information with respect to Entergy's EWG investments will be supplied by amendment.

     27. The proposed transactions are also subject to Rule 54. In determining whether to approve the issuance or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) or
     (c) exists or, as a result thereof, will exist.

     28. Entergy's "aggregate investment" in EWGs and FUCOs is approximately $197 million, representing approximately 9.7% of the Entergy System's (such term includes Entergy and its various direct and indirect subsidiaries) consolidated retained earnings as of June 30, 1995. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses, other than those of the underwriters, to be incurred in connection with the issuance and sale of the Entity Interests are not expected to exceed the following:
                                                         Each
                                          Initial     Additional
                                            Sale         Sale

Registration Statement                    $ 69,000    $        0
Application-Declaration                      2,000             0
*Rating Agencies' fees                      40,000        40,000
*Trustees' fees                             25,000        10,000
*Fees of Company's Counsel:
     Friday, Eldredge & Clark               35,000        25,000
     Reid & Priest LLP                      40,000        35,000
*Fees of Entergy Services, Inc.             35,000        25,000
*Accountants' fees                          22,000        16,000
*Printing and engraving costs               40,000        40,000
*Miscellaneous expenses (including          66,000        37,500
  blue-sky expenses)
                                          --------      --------
*Total Expenses                           $374,000      $228,500
                                          ========      ========
___________________
     *Estimated


     The fees, commissions and expenses of the underwriters expected to be incurred with respect to the Entity Interests will not exceed the lesser of 3.25% of the principal amount of the Entity Interests to be sold or those generally paid at the time of pricing for sales of subsidiary interests having the same maturity, issued by companies of comparable credit quality and having similar terms, conditions and features.

Item 3.  Applicable Statutory Provisions

     The Company believes that the proposed transactions with respect to the issuance and sale of the Entity Interests are subject to the provisions of Sections 6(a), 7, 9(a), 10 and 12 of the Holding Company Act and Rule 45 thereunder.

     In the event the Commission deems any other section of the Holding Company Act or rule thereunder to be applicable, the Company requests that the Commission's order or orders herein also be issued under and with respect to such other section or rule.

Item 4.  Regulatory Approval

     The Company is currently seeking authority from the Arkansas Public Service Commission ("APSC") and the Tennessee Public Service Commission ("TPSC") for certain elements of the proposed transactions relating to the Entity Interests, including the issuance of the Entity Subordinated Debentures to the Issuing Entity. Reference is made to Exhibit D-1 for information with respect to the Company's application before the APSC and TPSC. Other than the APSC and TPSC, no state regulatory body or agency and no federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5.  Procedure

     1. The Company requests that the Commission's notice of proposed transactions published pursuant to Rule 23(e) be issued by October 27, 1995, or as soon thereafter as practicable. The Company further requests that the Commission's order authorizing the issuance and sale of the Entity Interests as described in Item 1, be entered by December 31, 1995, or as soon thereafter as practicable. Upon the completion of each transaction involving the issuance and sale of Entity Interests, the Company shall file a Certificate pursuant to Rule 24 with copies of the executed documents relating thereto as exhibits.

     2. The Company hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's orders and the dates on which they are to become effective.

Item 6.  Exhibits and Financial Statements.

     (a) Exhibits:

        A-1    Proposed form(s) of Entity Subordinated
               Debenture Indenture.

        A-2    Proposed form(s) of Entity Subordinated
               Debenture.

      **A-3 Proposed form(s) of Entity Agreement of the Issuing Entity, including the proposed form(s) of Entity Interests.


      **A-4    Proposed form(s) of Guaranty (if applicable).


      **B-1 Proposed form(s) of agreement for sale(s) of Entity Interests.

      **C-1    Proposed form of Registration Statement
               relating to Entity Subordinated Debentures and Entity Interests.

      **D-1    Application of the Company to the APSC
               regarding, among other things, the Entity
               Interests and related transactions.

      **D-2    Application of the Company to the TPSC
               regarding, among other things, the Entity
               Interests and related transactions.

        E      Inapplicable.

      **F-1    Opinion(s) of Friday, Eldredge & Clark.

      **F-2    Opinion(s) of Reid & Priest LLP.

      **G      Plan of Financing for the Company and
               Financial Data Schedules.

       H-l     Suggested form of notice of proposed
               transactions for publication in the Federal
               Register.


_________________________

*    Incorporated herein by reference as indicated.

**   To be filed by amendment.

     Section B.  Financial Statements

     Financial Statements of the Company as of June 30, 1995
     (reference is made to Exhibit G hereto).

     Financial Statements of Entergy Corporation and subsidiaries, consolidated, as of June 30, 1995.

     Notes to financial statements of the Company and Entergy Corporation and subsidiaries included in the Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1995 and June 30, 1995 (filed in File No. 1-10764 incorporated by reference).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since June 30, 1995.

     Reference is made to Exhibit G hereto for a statement of the proposed accounting treatment of the transactions herein contemplated.

Item 7.  Information as to Environmental Effects

     (a) As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the Company and do not involve a major federal action having a significant impact on the human environment.

     (b)       Not applicable.

                            SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.



                                 ARKANSAS POWER & LIGHT COMPANY


                                 By:    /s/ William J. Regan, Jr.
                                    William J. Regan, Jr.
                                    Vice President and Treasurer




Dated:  October 20, 1995